UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration Number (“NIRE”) 35.300.332.067

Minutes of the Board of Directors Meeting held on August 31, 2015.

On August 31, 2015, at 11 a.m., at the headquarters of Banco Santander (Brasil) S.A. (“Company” or “Santander”) and through videoconference, meets the Board of Directors, with the attendance of all of its members, to take resolutions on the following Agenda:

(I) To approve the main terms and conditions of the transfer and strategic alliance transaction related to the qualified custody and controlling operations (“Qualified Custody and Controlling Transaction” or “Transaction”) by means of: (i) the sale by Santander of the totality of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (“SSS DTVM”); (ii) the transfer to SSS DTVM of assets, liabilities and agreements of Santander related to the qualified custody and controlling business so far developed by Santander; and (iii) entering into one or more commercial agreements with SSS DTVM and other related documents; and (II) To approve other matters related to item (I).

In relation to item (I) the characteristics of the Transaction were presented to the Directors, i.e.: (i) object: (1) the sale by Santander of the totality of the shares issued by SSS DTVM to Santander Securities Services Brasil Participações S.A., a holding company with headquarters in Brazil, which exclusive corporate purpose is the participation in financial institutions and other institutions authorized to operate by the Brazilian Central Bank, and which is controlled by Santander Securities Services, S.A. (“SSS”), a financial institution with headquarters in Spain, subject to the Spanish Central Bank supervision, currently controlled, directly or indirectly, by Banco Santander, S.A. (“Santander Spain”). SSS will be the vehicle formed between Santander Spain and foreign investors not belonging to Santander Group (Warburg Pincus LLC funds and Temasek Singapore sovereign fund) for a global strategic partnership related to the qualified custody activity; (2) the transfer of assets, liabilities and agreements by Santander related to the qualified custody and controlling business to SSS DTVM, which shall be controlled indirectly by SSS; and (3) entering into one or more commercial agreements providing the general terms applicable to the qualified custody and controlling activities to Santander, upon observing the Brazilian Securities Commission rules, or into other documents related to the Qualified Custody and Controlling Transaction’s implementation; (ii) Transaction’s price: R$ 859 million, subject to potential adjustments established in the definitive agreements of the Transaction. The proceeds will be used in Santander’s ordinary course of business; (iii) form pf payment: one installment, at the closing of the Transaction; and

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(iv) Transaction’s conditions: the formalities related to the third parties contracting, by Santander, were observed, including the favorable recommendation of the Audit Committee, which was obtained according to the minutes of the meeting held on August 20, 2015, at 10:15 a.m., as well as the relevant regulatory authorizations. The transfer of the custody and controlling activities of certain securities portfolios administrated by Santander to SSS DTVM was subject to prior approval by clients, and the transfer of the custody of certain investment funds administrated by Santander to SSS DTVM was subject to prior approval by quotaholders, gathered in general meetings duly convened for such purpose. Santander will remain as the funds’ administrator. The matter was discussed, analyzed and approved by unanimity of the Board of Directors’ members, with the abstention of Mr. José Antonio Alvarez Alvarez, who has declared himself prevented from voting as he is exercising executive role in Santander Spain. In relation to item (II) the Directors approved by unanimity the Board of Executive Officers’ authotization to take all measures and to practice any and all necessary acts in order to (i) formalize the Qualified Custody and Controlling Transaction, by means of entering into the respective agreements and related documents; and (ii) disclose the closing of the Transaction to the market.

It remained formalized that: (i) The aforesaid Transaction was object of a favorable recommendation of the Audit Commitee, according to the minutes of the meeting held on August 20, 2015, at 10:15 a.m.; and (ii) The supporting material of the Transaction will be archived in the Company’s headquarter.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary.

São Paulo, August 31, 2015.

Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Antonio Alvarez Alvarez – Directors; Messrs. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Independent Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 31, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer